650 Town Center Drive, 20th Floor
Costa Mesa, California 92626-1925
Tel: +1.714.540.1235 Fax: +1.714.755.8290
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United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:     Babette Cooper

Robert Telewicz

Jonathan Burr

James Lopez

Re:	Claros Mortgage Trust, Inc.

Draft Registration Statement on Form S-11

Confidentially submitted on September 18, 2020

CIK No. 0001666291

Ladies and Gentlemen:

On behalf of our client, Claros Mortgage Trust, Inc. (the “Company”), we are hereby submitting to the Securities and Exchange Commission (the “Commission”) on a confidential basis a revised draft Registration Statement (the “Registration Statement”) on Form S-11 (“Submission No. 6”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted a draft Registration Statement on Form S-11 on a confidential basis under the JOBS Act on December 19, 2019, which was further amended by draft Registration Statements on Form S-11 submitted on February 13, 2020, March 20, 2020, July 7, 2020 and September 18, 2020 (the “Draft Submission”). Submission No. 6 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission dated October 8, 2020 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

June 25, 2021

Amendment No. 4 to Draft Registration Statement on S-11 submitted September 18, 2020

Management’s Discussion and Analysis

Introduction, page 116

Management’s Discussion and Analysis

Introduction, page 116

1.

We note your disclosure in footnote 6 that underwritten values and projected costs are updated for certain loan modifications. Please clarify for us, and consider disclosing, whether the $1.7 billion in loan modifications entered into during the period ended July 31, 2020 resulted in an update to the related loan-to-value.

Response: In response to the Staff’s comment, the Company has expanded the disclosure on pages 25, 48, 125 and 197 through 198 to address whether the loan modifications resulted in an update to the related loan-to-value.

Asset Management, page 128

1.

We note you have classified 12 loans as category “4” with a total unpaid principal balance of $1.3 billion and entered into loan modifications representing $1.7 billion of unpaid principal balance. Please tell us what consideration you have given to providing further disaggregated information for these loans including geographical location, industry, property type, maturity, loan-to-value and class.

Response: In response to the Staff’s comment, the Company has expanded the disclosure on page 191 to provide disaggregated information for these loans.

* * *

June 25, 2021

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (714) 755-8172 or by email at william.cernius@lw.com with any questions or comments regarding this correspondence.

Very truly yours, /s/ William J. Cernius William J. Cernius of LATHAM & WATKINS LLP

cc:	Richard Mack, Claros Mortgage Trust, Inc.

J.D. Siegel, Claros Mortgage Trust, Inc.

Brent T. Epstein, Latham & Watkins LLP

Edward F. Petrosky, Sidley Austin LLP

James O’Connor, Sidley Austin LLP